Mail Stop 0510

      April 22, 2005

via U.S. mail and facsimile

Mr. William George
Executive Vice President and CFO
Comfort Systems USA, Inc.
777 Post Oak Blvd., Suite 500
Houston, TX  77056

	RE:	Form 10-K for the fiscal year ended December 31, 2004
		Form 8-K filed March 3, 2005
			File No. 1-13011

Dear Mr. George:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at
(202) 824-5685 or, in his absence, to the undersigned at (202)
942-
1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE